UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Veritas Farms, Inc
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92347N207
(CUSIP Number)

July 8, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 92347N207

1	Names of Reporting Persons
Cornelis F. Wit TTEE, Cornelis F. Wit Revocable Trust
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
Netherlands
	5	Sole Voting Power
Number of		*see explanatory note
Shares	6	Shared Voting Power
Beneficially		0 shares of Common Stock
Owned by Each	7	Sole Dispositive Power
Reporting Person		*see explanatory note
With:	8	Shared Dispositive Power
0 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person
*see explanatory note
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
*see explanatory note
12	Type of Reporting Person (See Instructions)
OO

EXPLANATORY NOTE

On March 20, 2020, the reporting person mistakenly filed a Schedule 13G (the “Schedule 13G”) reporting beneficial ownership of securities of Veritas Farms, Inc. (the “Issuer”). Because the Issuer does not have a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), the reporting person does not have a reporting obligation under Section 13(d) of the Exchange Act. Accordingly, this Amendment No. 1 is being filed to withdraw the information provided in the Schedule 13G and shall constitute an exit filing for the reporting person. No further reports under Rule 13d-1 promulgated under the Exchange Act will be filed by the reporting person from and after this filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2021

/s/ Cornelis F. Wit

Cornelis F. Wit, Trustee